John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

January 14, 2020

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	YieldStreet Prism Fund Inc.
Registration Statement on Form N-2
(File Nos. 333-228959 and 811-23407)

Dear Mr. Bartz:

On behalf of YieldStreet Prism Fund Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 12, 2019 and December 18, 2019 with respect to Amendment No. 3 to the Company’s Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407), filed with the Commission on December 6, 2019 (the “Registration Statement”), the prospectus included therein (the “Prospectus”) and the response letter addressing the Staff’s prior comments with respect to the Registration Statement (the “Prior Response Letter”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectus. Where revisions to the Prospectus are referenced in the below responses, such revisions have been reflected in Amendment No. 4 to the Registration Statement, filed concurrently herewith.

Accounting Comments

1.	Comment: We note your response to prior comment 14 set forth in the Prior Response Letter. Please confirm that originated loans will be valued at an individual loan level. Please also include corresponding disclosure, where applicable, in the Prospectus.

Response: The Company confirms that any originated loans will be valued at an individual loan level. In addition, the Company has revised the “Determination of Net Asset Value” section of the Prospectus in response to the Staff’s comment.

Mr. Edward Bartz

January 14, 2020

2.	Comment: We note that you have reduced the maximum offering expenses to be paid by the Company in the event it raises $250 million of gross offering proceeds from $2 million to $1 million in footnote 3 to the “Fees and Expenses” section of the Prospectus. Please confirm that such revision was intended, or in the alternative revise such disclosure to include the amount previously specified.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Comment: We note that you include a combined figure for organizational and offering costs in Note 2 to the audited financial statements included in the Prospectus. Please provide us on a supplemental basis with a breakdown between the Company’s organizational and offering costs, both as of the date of the audited financial statements included in the Prospectus.

Response: The Company advises the Staff on a supplemental basis that it had incurred organizational costs of $46,181 and offering costs of $1,025,543, each as of November 20, 2019, the date of the audited financial statements included in the Prospectus.

General Comments

4.	Comment: We note that Maryland counsel to the Fund has assumed, for purposes of their legality opinion, that the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company has authorized to issue under its Charter. Such an assumption, as part of a legality opinion, is not permitted under Staff Legal Bulletin No. 19. Therefore, please revise the opinion to be consistent with the requirements of Staff Legal Bulletin No. 19.

Response: The Company has attached a revised legality opinion attached as Exhibit (l) to the Prospectus, in response to the Staff’s comment.

5.	Comment: We note your response to prior comment 12 set forth in the Prior Response Letter. Please confirm to the Staff that any expenses incurred by the Fund in conjunction with loan servicing activities will be reflected in the Fee Table.

Response: The Company confirms that any expenses incurred by it in conjunction with loan servicing activities will be reflected in the Fee Table.

6.	Comment: Please confirm to the Staff that the website for the Company referenced in the Prospectus will not include a hyperlink that would enable an internet user to navigate directly from that website to the YieldStreet Platform website.

Response: The Company confirms that its website will not include a hyperlink that would enable an internet user to navigate directly from that website to the YieldStreet Platform website.

Mr. Edward Bartz

January 14, 2020

7.	Comment: We note your response to prior comment 1 set forth in the Prior Response Letter. We continue to believe that the disclosure referenced in the prior comment, as revised, still arguably provides a representation of future investment performance that is not permitted under Rule 156(b)(2) of the Securities Act of 1933, as amended. Therefore, please revise the disclosure throughout the Prospectus to remove any references to target yields on investments.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:        Ivor Wolk, General Counsel / YieldStreet Prism Fund Inc.